

Mail Stop 3561

September 8, 2009

Mr. Richard Douglas
Chief Executive Officer
Jumpkicks, Inc.
632 Marsh Creek Court
Henderson, Nevada 89002

> **RE:** **Jumpkicks, Inc.**
> **Item 4.01 Form 8-K**
> **Filed September 3, 2009**
> **File No. 333-148922**

Dear Mr. Douglas:

We have reviewed your filing and have the following comments. We have limited our review to Item 4.01 of the above-referenced filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Item 4.01 Form 8-K Filed September 3, 2009

1. Please include your File Number on the cover page of the report. We show your File Number as 333-148922.

2. Please revise the second paragraph to state whether the reports of Moore & Associates, Chartered on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion, or were qualified or modified as to uncertainty, audit scope or accounting principles; and also describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification. This would include the reports issued

for the years ended October 31, 2008 and the period ended October 31, 2007. Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

3. Please revise your disclosure in the third paragraph regarding the period during which there were no disagreements with your former accountant to include the two most recent years and any subsequent interim period through the date of resignation. This appears to be the years ended October 31, 2007 and 2008 and any subsequent interim period through August 6, 2009. Refer to paragraph (a)(1)(iv) of Item 304 of Regulation S-K.

4. Please revise your disclosure in the fourth paragraph regarding the period during which there were no reportable events to include the two most recent years and any subsequent interim period through the date of resignation. This appears to be the years ended October 31, 2007 and 2008 and any subsequent interim period through August 6, 2009. Refer to paragraph (a)(1)(v) of Item 304 of Regulation S-K.

5. Please confirm your obligation to report the engagement of a new independent accountant in a current report on Form 8-K and provide the disclosures required by paragraph (a)(2) of Item 304 of Regulation S-K.

6. Please note that you are required to file an updated letter from your former auditor stating whether the firm agrees with the statements made in any amendment to the filing and, if not, stating the respects in which the firm does not agree. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K. If you are unable to obtain an updated letter, please disclose this fact in your amendment.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information as an EDGAR correspondence file. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its

Mr. Richard Douglas
Jumpkicks, Inc.
September 8, 2009
Page 3

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to me at (202) 551-3322. In my absence, you may direct your questions to Robyn Manuel at (202) 551-3823.

Sincerely,

Ta Tanisha Meadows
Staff Accountant